                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                         -----------------------------

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO-FEE REQUIRED].
    For the year ended December 31, 1997

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED].
    For the transition period from                  to
                                   ----------------    ----------------

Commission file number 1-3506

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation Savings and Capital Growth Plan.

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

                          GEORGIA-PACIFIC CORPORATION

                        SAVINGS AND CAPITAL GROWTH PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                        AS OF DECEMBER 31, 1997 AND 1996

                         TOGETHER WITH AUDITORS' REPORT

                          GEORGIA-PACIFIC CORPORATION
                        SAVINGS AND CAPITAL GROWTH PLAN
                       FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1997 AND 1996

                               TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

  Statement of Net Assets Available for Benefits with Fund Information-- December 31, 1997

  Statement of Net Assets Available for Benefits with Fund Information-- December 31, 1996

  Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

  Schedule I: Item 27(a)--Schedule of Assets Held for Investment Purposes--December 31, 1997

  Schedule II:  Item 27(b)--Schedule of Loans in Default--December 31, 1997

  Schedule III: Item 27(d)--Schedule of Reportable Transactions for the
                Year Ended December 31, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants of the
Georgia-Pacific Corporation Savings
and Capital Growth Plan:


We have audited the accompanying statements of net assets available for benefits, with fund information of the GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN (the "Plan") as of December 31, 1997 and 1996 and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and loans in default as of December 31, 1997 and reportable transactions for the year ended December 31, 1997 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Arthur Andersen LLP
Atlanta, Georgia
May 29, 1998

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1997

                                Short-Term       Georgia-Pacific      Georgia-Pacific          Common          Balanced
                               Treasury Fund     Group Stock Fund    Timber Stock Fund       Stock Fund           Fund
                             -----------------  ------------------  -------------------  -------------------  -------------

Assets:

Accrued income                    $          0        $          0          $         0         $          0    $   166,545
                                  ------------        ------------          -----------         ------------    -----------

Contribution Receivables                     0                   0                    0                    0              0
                                  ------------        ------------          -----------         ------------    -----------

Other receivables                            0                   0                    0                    0        909,612
                                  ------------        ------------          -----------         ------------    -----------

Investments, at market
 value:

 Interest in Master Trust                    0         105,120,556           40,009,807                    0              0

 Mutual funds                      300,380,688                                        0          370,021,766     62,184,849

 Participants' loans                         0                   0                    0                    0              0
                                  ------------        ------------          -----------         ------------    -----------

Total investments                  300,380,688         105,120,556           40,009,807          370,021,766     62,184,849
                                  ------------        ------------          -----------         ------------    -----------

Total assets                       300,380,688         105,120,556           40,009,807          370,021,766     63,261,006
                                  ------------        ------------          -----------         ------------    -----------

Liabilities:

Other payables                               0                   0                    0                    0        889,885
                                  ------------        ------------          -----------         ------------    -----------

Total Liabilities                            0                   0                    0                    0        889,885
                                  ------------        ------------          -----------         ------------    -----------

Net assets available
   for benefits                   $300,380,688        $105,120,556          $40,009,807         $370,021,766    $62,371,121
                                  ============        ============          ===========         ============    ===========

                                                                                                 Participants'
                                 Bond           Money         International     Unallocated         Loans
                                 Fund        Market Fund          Fund         Contributions      Receivable            Total
                             ------------  ----------------  ---------------  ---------------  -----------------  -----------------

Assets:

Accrued income                $         0       $         0      $         0       $        0        $         0     $      166,545
                              -----------       -----------      -----------       ----------        -----------     --------------

Contribution Receivables                0                 0                0        2,896,394                  0          2,896,394
                              -----------       -----------      -----------       ----------        -----------     --------------

Other receivables                       0                 0                0                0                  0            909,612
                              -----------       -----------      -----------       ----------        -----------     --------------

Investments, at market
 value:

 Interest in Master Trust               0                 0                0                0                  0        145,130,363

 Mutual funds                  15,441,123        41,532,816       42,878,302        3,039,324                  0        835,478,868

 Participants' loans                    0                 0                0                0         23,283,930         23,283,930
                              -----------       -----------      -----------       ----------        -----------     --------------

Total investments              15,441,123        41,532,816       42,878,302        3,039,324         23,283,930      1,003,893,161
                              -----------       -----------      -----------       ----------        -----------     --------------

Total assets                   15,441,123        41,532,816       42,878,302        5,935,718         23,283,930      1,007,865,712
                              -----------       -----------      -----------       ----------        -----------     --------------

Liabilities:

Other payables                          0                 0                0                0                  0            889,885
                              -----------       -----------      -----------       ----------        -----------     --------------

Total Liabilities                       0                 0                0                0                  0            889,885
                              -----------       -----------      -----------       ----------        -----------     --------------

Net assets available
   for benefits               $15,441,123       $41,532,816      $42,878,302       $5,935,718        $23,283,930     $1,006,975,827
                              ===========       ===========      ===========       ==========        ===========     ==============

         The accompanying notes are an integral part of this statement.

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1996

                              Short-Term      Georgia-Pacific          Common           Balanced           Bond
                             Treasury Fund      Stock Fund           Stock Fund           Fund             Fund
                             -------------  -------------------  -------------------  -------------  ----------------

Assets:

Accrued income                $  1,602,508         $          0         $          0    $   114,918        $        0
                              ------------         ------------         ------------    -----------        ----------

Other receivables                  281,499                    0                    0         40,164                 0
                              ------------         ------------         ------------    -----------        ----------

Investments, at market
 value:

 Interest in Master Trust                0          166,715,185                    0              0                 0

 Guaranteed investment
   contracts                    15,406,436                    0                    0              0                 0

 Mutual funds                  328,538,265                    0          222,937,761     41,427,568         8,361,087

 Participants' loans                     0                    0                    0              0                 0
                              ------------         ------------         ------------    -----------        ----------

Total investments              343,944,701          166,715,185          222,937,761     41,427,568         8,361,087
                              ------------         ------------         ------------    -----------        ----------

Total assets                   345,828,708          166,715,185          222,937,761     41,582,650         8,361,087
                              ------------         ------------         ------------    -----------        ----------

Liabilities:

Other payables                     150,875                    0                    0        146,204                 0
                              ------------         ------------         ------------    -----------        ----------

Total liabilities                  150,875                    0                    0        146,204                 0
                              ------------         ------------         ------------    -----------        ----------

Net assets available
   for benefits               $345,677,833         $166,715,185         $222,937,761    $41,436,446        $8,361,087
                              ============         ============         ============    ===========        ==========


                                                                                      Participants'
                                    Money         International      Unallocated          Loans
                                 Market Fund           Fund         Contributions      Receivable          Total
                              -----------------  ----------------  ---------------  -----------------  -------------

Assets:

Accrued income                      $         0       $         0       $        0        $         0   $  1,717,426
                                    -----------       -----------       ----------        -----------   ------------

Other receivables                             0                 0                0                  0        321,663
                                    -----------       -----------       ----------        -----------   ------------

Investments, at market
 value:

 Interest in Master Trust                     0                 0                0                  0    166,715,185

 Guaranteed investment
   contracts                                  0                 0                0                  0     15,406,436

 Mutual funds                        21,709,525        29,870,084        6,420,541                  0    659,264,831

 Participants' loans                          0                 0                0         20,540,590     20,540,590
                                    -----------       -----------       ----------        -----------   ------------

Total investments                    21,709,525        29,870,084        6,420,541         20,540,590    861,927,042
                                    -----------       -----------       ----------        -----------   ------------

Total assets                         21,709,525        29,870,084        6,420,541         20,540,590    863,966,131
                                    -----------       -----------       ----------        -----------   ------------

Liabilities:

Other payables                                0                 0                0                  0        297,079
                                    -----------       -----------       ----------        -----------   ------------

Total liabilities                             0                 0                0                  0        297,079
                                    -----------       -----------       ----------        -----------   ------------

Net assets available
   for benefits                     $21,709,525       $29,870,084       $6,420,541        $20,540,590   $863,669,052
                                    ===========       ===========       ==========        ===========   ============

         The accompanying notes are an integral part of this statement.

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                              Short-Term     Georgia-Pacific  Georgia-Pacific    Georgia-Pacific        Common        Balanced
                             Treasury Fund     Stock Fund     Group Stock Fund  Timber Stock Fund     Stock Fund        Fund
                             -------------  ----------------  ----------------  ------------------  --------------  ------------

Interest and dividends       $ 18,152,662    $           0       $          0       $         0      $  7,509,713    $ 2,359,640

Net appreciation
 (depreciation) in
   market value                 1,531,564                0                  0                 0        75,595,497      7,524,050

Net gain/(loss) from
 Master Trust                           0       31,848,011            446,110        (3,110,969)                0              0
                             ------------    -------------       ------------       -----------      ------------    -----------

Net investment income          19,684,226       31,848,011            446,110        (3,110,969)       83,105,210      9,883,690
                             ------------    -------------       ------------       -----------      ------------    -----------

Contributions:
Participants'                   9,427,554        6,083,776                  0                 0        14,676,478      3,122,456

Corporation                    10,169,945        5,588,825                  0                 0        12,605,099      2,476,839
                             ------------    -------------       ------------       -----------      ------------    -----------

Total contributions            19,597,499       11,672,601                  0                 0        27,281,577      5,599,295
                             ------------    -------------       ------------       -----------      ------------    -----------

Interfund transfers           (44,900,670)    (202,470,863)       104,704,119        43,131,018        59,100,320      8,602,987

Interest income on loans                0                0                  0                 0                 0              0

Assets transferred                736,297          113,248                  0                 0         2,742,775      1,321,551

Amounts distributed to
   participants               (39,045,469)      (7,816,961)           (39,269)          (14,703)      (24,143,117)    (4,318,384)

New loans issued               (4,084,160)      (1,375,131)            (7,961)           (2,997)       (3,199,829)      (518,370)

Loan principal payments         2,744,175        1,318,160             17,557             7,458         2,210,852        365,827

Fees                              (29,043)          (4,250)                 0                 0           (13,783)        (1,921)
                             ------------    -------------       ------------       -----------      ------------    -----------

Changes in net assets
 available for benefits       (45,297,145)    (166,715,185)       105,120,556        40,009,807       147,084,005     20,934,675

Net assets available for
   benefits, beginning of
    year                      345,677,833      166,715,185                  0                 0       222,937,761     41,436,446
                             ------------    -------------       ------------       -----------      ------------    -----------

Net assets available for
   benefits, end of year     $300,380,688    $           0       $105,120,556       $40,009,807      $370,021,766    $62,371,121
                             ============    =============       ============       ===========      ============    ===========

Number of units outstanding    29,420,244                0         11,580,215        11,788,741         4,108,158      3,977,395
                             ============    =============       ============       ===========      ============    ===========

Unit value at end of year          $10.21    $           0              $9.08             $3.39            $90.07         $15.68
                             ============    =============       ============       ===========      ============    ===========


                                                                                                 Participants'
                                     Bond           Money       International   Unallocated         Loans
                                     Fund        Market Fund        Fund       Contributions      Receivable           Total
                                 ------------  ---------------  -------------  --------------  -----------------  ----------------

Interest and dividends           $   707,289     $  2,105,426    $ 1,843,511     $   125,184        $         0    $   32,803,425

Net appreciation
 (depreciation) in
   market value                      323,203                0     (1,732,626)              0                  0        83,241,688

Net gain/(loss) from
 Master Trust                              0                0              0               0                  0        29,183,152
                                 -----------     ------------    -----------     -----------        -----------    --------------

Net investment income              1,030,492        2,105,426        110,885         125,184                  0       145,228,265
                                 -----------     ------------    -----------     -----------        -----------    --------------

Contributions:
Participants'                        795,776        1,735,421      2,826,706       2,905,919                  0        41,574,086

Corporation                          651,001        2,657,370      2,253,611       2,904,615                  0        39,307,305
                                 -----------     ------------    -----------     -----------        -----------    --------------

Total contributions                1,446,777        4,392,791      5,080,317       5,810,534                  0        80,881,391
                                 -----------     ------------    -----------     -----------        -----------    --------------

Interfund transfers                5,129,126       22,175,043     10,949,461      (6,420,541)                 0                 0

Interest income on loans                   0                0              0               0          1,520,186         1,520,186

Assets transferred                   462,677        2,347,094        397,876               0            247,930         8,369,448

Amounts distributed to
   participants                     (991,774)     (10,826,656)    (3,504,105)              0         (1,930,986)      (92,631,424)

New loans issued                     (80,421)        (611,645)      (336,114)              0         10,216,628                 0

Loan principal payments               83,892          248,623        313,874               0         (7,310,418)                0

Fees                                    (733)          (7,385)        (3,976)              0                  0           (61,091)
                                 -----------     ------------    -----------     -----------        -----------    --------------

Changes in net assets
 available for benefits            7,080,036       19,823,291     13,008,218        (484,823)         2,743,340       143,306,775

Net assets available for
   benefits, beginning of
    year                           8,361,087       21,709,525     29,870,084       6,420,541         20,540,590       863,669,052
                                 -----------     ------------    -----------     -----------        -----------    --------------

Net assets available for
   benefits, end of year         $15,441,123     $ 41,532,816    $42,878,302     $ 5,935,718        $23,283,930    $1,006,975,827
                                 ===========     ============    ===========     ===========        ===========    ==============

Number of units outstanding        1,530,339       41,532,816      2,616,126       3,039,324
                                 ===========     ============    ===========     ===========

Unit value at end of year             $10.09            $1.00         $16.39           $1.00
                                 ===========     ============    ===========     ===========

         The accompanying notes are an integral part of this statement.

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1997 AND 1996

NOTE 1. ORGANIZATION AND PLAN DESCRIPTION

The accompanying financial statements present the statements of net assets available for benefits and changes in net assets available for benefits of the Georgia-Pacific Corporation Savings and Capital Growth Plan (the "Plan").

The Plan includes a savings component and a capital growth component. The savings component permits any eligible salaried employee to contribute up to 10% of compensation on a before-tax basis, not to exceed regulated maximums. The savings component's maximum employer matching contribution is 3.75% of compensation consisting of $.75 for every $1.00 of before-tax contributions for the first 3% of compensation and $.50 for every $1.00 of before-tax contributions for the next 3% of compensation. The capital growth component provides for contributions by Georgia-Pacific Corporation (the "Corporation") to eligible salaried employees' accounts equal to 3% of the employee's monthly eligible earnings, provided such contributions do not exceed $3,000 per year.

Participants of the Plan are 100% vested in their employee contributions and capital growth contributions. Employees are vested in the Corporation's matching contributions at the rate of 20% for each year of service. The matching contributions also become 100% vested when an employee reaches age 60, dies, or becomes disabled. In accordance with plan provisions, forfeitures are used to reduce employer matching contributions.

Plan assets are held in trust funds and invested on the participant's behalf, with all investment earnings for each fund credited to the accounts of the participants based on their proportionate share of the fund. Vanguard Fiduciary Trust Company (the "Trustee") is the Trustee and custodian for the Plan.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared on the accrual basis of accounting.

The preparation of the financial statements in conformity with generally accepted accounting principles requires plan management to use estimates and assumptions that affect the net assets available for benefits and the changes therein. Actual results could differ from these estimates.

The Trustee performs daily valuations of the Plan's investments and makes daily distributions to retired or terminated participants.

Investments are presented at market value. Market values of mutual funds are determined principally from quotations as reported on various securities exchanges.

The net appreciation (depreciation) in the market value of investments in the accompanying statement of changes in net assets available for benefits reflects the net difference between the market value and cost at the beginning and end of the year for assets held throughout the year, as well as the difference between the year end market value and cost for assets purchased during the year. For assets sold or distributed during the year, the net appreciation (depreciation) reflects the net difference between the market value and the cost at the beginning of the year and the date of disposition.

The net appreciation in the market value of investments for mutual funds was $83,241,688.

NOTE 3. INCOME TAX STATUS

The Internal Revenue Service issued a determination letter dated July 22, 1996 stating that the Plan was designed in accordance with applicable Internal Revenue Code ("IRC") requirements as of that date. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. The plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

NOTE 4. LOANS RECEIVABLE

The Plan allows participants currently employed by the Corporation to obtain loans equal to the lesser of $50,000 or 50% of their total vested account balances. Loans bear interest at Bankers Trust Company's prime interest rate plus 1%. Loan repayments are made through payroll deductions and normally must be repaid within a five-year term. Loans become due and payable in full once a participant terminates employment. Loans totaling $10,216,628 and $9,456,173 were made in 1997 and 1996, respectively.

NOTE 5. INVESTMENTS

Assets held under the Plan were invested by the Trustee, as directed by the participants, in one or more of these investment funds: Short-Term Treasury Fund (name changed from the Interest Income Fund on January 1, 1997), the Common Stock Fund, the Balanced Fund, the Georgia-Pacific Stock Fund, the Bond Fund, the International Fund and the Money Market Fund. The Georgia-Pacific Timber Stock Fund, and the Georgia-Pacific Group Stock Fund were added as an investment fund option as of December 17, 1997 replacing the Georgia-Pacific Stock Fund. (See Note 6 for further discussion). The Plan permits participants to change the investment of future contributions or existing balances up to a maximum of four times per year plus once per quarter.

The following is a description of these investment funds:

 Georgia-Pacific Stock Fund - invested principally in shares of Georgia-Pacific
 --------------------------
 Corporation common stock. The market value of the Georgia-Pacific Stock Fund Master Trust investment at December 31, 1996 of $166,715,185, exceeded 5% of net assets.

 Short-Term Treasury Fund - (formerly the Interest Income Fund) invested in the
 ------------------------
 Vanguard Short-Term U.S. Treasury, a fixed income mutual fund, is principally invested in short-term government bills, notes, and bonds and has an average maturity of two to three years. The market value of the Vanguard Short-Term U.S. Treasury Portfolio investment at December 31, 1997 and 1996 of $300,380,688 and $328,538,265, respectively, exceeded 5% of net assets.

 Common Stock Fund - invested in the Vanguard Index Trust 500 Portfolio, an
 -----------------
 equity mutual fund. This portfolio is invested in all of the 500 stocks included in the Standard & Poor's 500 Composite Stock Price Index in approximately the same proportion as represented in the Index. The objective of this fund is to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. The investment market value of the Portfolio at December 31, 1997 and 1996 of $401,393,546 and $243,778,209, respectively, exceeded 5% of net assets.

 Balanced Fund - invested approximately 50% in the Vanguard Bond Index Fund -
 -------------
 Total Bond Market Portfolio and 50% in the Vanguard Index Trust 500 Portfolio. The Vanguard Bond Index Fund, a fixed income mutual fund, invests in U.S. government bonds, high quality corporate bonds and mortgage-backed securities. The objective of the Vanguard Bond Index Fund is to approximate the performance of the Lehman Brothers Aggregate Bond Index. The Vanguard Index Trust 500 Portfolio, an equity mutual fund, is described above under the Common Stock Fund.

 Money Market Fund - invested in the Vanguard Money Market Reserves - U.S.
 -----------------
 Treasury Portfolio, a money market mutual fund, which is invested exclusively in U.S. government obligations.

 Bond Fund - invested in the Vanguard Bond Index Fund - Total Bond Market
 ---------
 Portfolio, a fixed income mutual fund, which is described above under the Balanced Fund.

 International Fund - invested in the Vanguard International Growth Portfolio,
 ------------------
 an international equity mutual fund which invests primarily in the stocks of companies based outside the United States. The investment objective of the Vanguard International Growth Portfolio is long-term capital appreciation.

 Georgia-Pacific Group Stock Fund - invested principally in shares of Georgia-
 --------------------------------
 Pacific Corporation-Georgia-Pacific Group Common Stock. The market value of the Georgia-Pacific Group Stock fund investment at December 31, 1997 of $105,120,556 exceeded 5% of net assets.

 Georgia-Pacific Timber Stock Fund - invested principally in shares of Georgia-
 ---------------------------------
 Pacific Corporation -  Timber Group Common Stock.

NOTE 6. MASTER TRUST

Effective June 8, 1994, the assets of the Georgia-Pacific Stock Fund were transferred into the Georgia-Pacific Stock Fund Master Trust (the "Stock Master Trust"). The Master Trust was established to hold, administer and invest the assets of the Georgia-Pacific Stock Funds of certain defined contribution plans qualified under Internal Revenue Code section 401(k). These plans are administered by Georgia-Pacific Corporation. Each participating plan's interest in the Master Trust is based on the market value of assets transferred.

On December 16, 1997, the shareholders of Georgia-Pacific Corporation approved the conversion of all Georgia-Pacific common stock into Georgia-Pacific Corporation - Georgia-Pacific Group Common Stock and to distribute one share of a new class of common stock, Georgia-Pacific Corporation - Timber Group Common Stock. As a result, the assets of the Trust were transferred on a pro-rata basis in the newly created Georgia-Pacific Group Stock Fund Master Trust ("Group Master Trust") and the Georgia-Pacific Timber Stock Fund Master Trust ("Timber Master Trust").

The market value of the Master Trust is allocated to the individual participating plans based on the relative value of the assets of each Plan. Interest income, dividends, and gains and losses (both realized and unrealized) are allocated daily to the individual participating plans based on the relative market values at the beginning of each day.

The Plan's interest in the assets of the Master Trust is included in the accompanying schedule of assets held for investment purposes under the "Georgia-Pacific Stock Fund Master Trust." A summary of the Stock Fund Master Trust as of December 31, 1997 and 1996 is shown below:

                                                    1997            1996
                                                ------------    ------------
Investments, at market:

 Georgia-Pacific Corporation
  common stock                                      $   0       $197,943,480

 Vanguard Money Market
   Reserves U.S. Treasury Portfolio                     0          2,925,165
                                                    -----       ------------

Total investments                                       0        200,868,645
                                                    -----       ------------

 Receivables:

 Interest                                               0             10,850

 Due from brokers                                                          0

 Other receivables                                      0            186,336
                                                    -----       ------------

 Total receivables                                      0            197,186
                                                    -----       ------------

Less:

 Payables                                               0          1,077,451

 Due to brokers                                         0            236,016
                                                    -----       ------------

Total payables                                          0          1,313,467
                                                    -----       ------------

   Net assets of the Stock Fund Master Trust        $   0       $199,752,364
                                                    =====       ============

A summary of income and net appreciation of the Georgia-Pacific Stock Fund Master Trust, which comprises the net investment gain for all participating plans for the period January 1, 1997 through December 17, 1997 is shown below:

                 Interest income                   $   100,744

                 Dividends                           4,119,843

                 Net appreciation in market
                     value of investments           34,233,039

                 Investment expense                    (81,098)
                                                   -----------

                 Net investment gain from
                     Stock Fund Master Trust       $38,372,528
                                                   ===========


Allocations to participating plans of net investment gain for the period January 1, 1997 through December 17, 1997 and of net assets as of December 31, 1996 are shown below for the Georgia-Pacific Stock Fund Master Trust:

       Georgia-Pacific Corporation
          Savings and Capital Growth Plan           $31,848,011

       Other plan                                     6,524,517
                                                    -----------

       Net investment gain from
         Stock Fund Master Trust                    $38,372,528
                                                    ===========


                                                  1997            1996
                                                --------   --------------------
Georgia-Pacific Corporation
   Savings and Capital Growth Plan              $0   0%    $166,715,185   83.46%

Other plan                                       0   0       33,037,179   16.54
                                                --  --     ------------  ------

Net assets of the Stock Fund Master Trust       $0   0%    $199,752,364  100.00%
                                                ==  ==     ============  ======

The Plan's interest in the assets of the Georgia-Pacific Group Stock Fund Master Trust is included in the accompanying schedule of assets held for investment purposes under the "Georgia-Pacific Group Stock Fund Master Trust." A summary of the Group Stock Fund Master Trust as of December 31, 1997 is shown below:

                                                       1997
                                                   ------------
Investments, at market:

 Georgia-Pacific Corporation -
    Georgia-Pacific Group common stock             $125,351,793

 Vanguard Money Market
   Reserves U.S. Treasury Portfolio                   1,849,416
                                                   ------------

Total investments                                   127,201,209
                                                   ------------

 Receivables:

 Interest                                                 3,632

 Other receivables                                      544,309
                                                   ------------

Total receivables                                       547,941
                                                   ------------

Less:

 Payables                                               402,984
                                                   ------------

Net assets of the Group Stock Fund Master Trust    $127,346,166
                                                   ============

A summary of net appreciation of the Georgia-Pacific Group Stock Fund Master Trust, which comprises the net investment gain for all participating plans for the period December 17, 1997 through December 31, 1997 is shown below:


Net appreciation in market
  value of investments                           $540,922
                                                 --------

Net investment gain from
  Group Stock Fund Master Trust                  $540,922
                                                 ========

Allocations to participating plans of net investment gain for the period December 17, 1997 through December 31, 1997 and of net assets as of December 31, 1997 are shown below for the Georgia-Pacific Group Stock Fund Master Trust:

      Georgia-Pacific Corporation
         Savings and Capital Growth Plan        $446,110

      Other plan                                  94,812
                                                --------

      Net investment gain from
        Group Master Trust                      $540,922
                                                ========



      Georgia-Pacific Corporation
         Savings and Capital Growth Plan    $105,120,556   82.55%

      Other plan                              22,225,610   17.45
                                            ------------  ------

      Net assets of the Group Stock Fund
         Master Trust                       $127,346,166  100.00%
                                            ============  ======

The Plan's interest in the assets of the Georgia-Pacific Timber Stock Fund Master Trust is included in the accompanying schedule of assets held for investment purposes under the "Georgia-Pacific Timber Stock Fund Master Trust." A summary of the Timber Stock Fund Master Trust as of December 31, 1997 is shown below:

                                                       1997
                                                    -----------
Investments, at market:

 Georgia-Pacific Corporation
    Timber Group common stock                       $47,414,697

 Vanguard Money Market
   Reserves U.S. Treasury Portfolio                     750,524
                                                    -----------

Total investments                                    48,165,221
                                                    -----------

Receivables:

 Interest                                                 1,472

 Other receivables                                      977,097
                                                    -----------

  Total receivables                                     978,569
                                                    -----------

Less:

  Payables                                              689,642
                                                    -----------

Net assets of the Timber Stock Fund Master Trust    $48,454,148
                                                    ===========

A summary of income and net depreciation of the Georgia-Pacific Timber Stock Fund Master Trust, which comprises the net investment loss for all participating plans for the period December 17, 1997 through December 31, 1997 is shown below:


Net depreciation in market
  value of investments                        $(3,768,790)
                                              -----------

Net investment loss from
  Timber Stock Fund Master Trust              $(3,768,790)
                                              ===========

Allocations to participating plans of net investment loss for the period December 17, 1997 through December 31, 1997 and of net assets as of December 31, 1997 are shown below for the Georgia-Pacific Timber Stock Fund Master Trust:

Georgia-Pacific Corporation
 Savings and Capital Growth Plan           $(3,110,969)

Other plan                                    (657,821)
                                           -----------

Net investment loss from
 Timber Master Trust                       $(3,768,790)
                                           ===========


Georgia-Pacific Corporation
   Savings and Capital Growth Plan     $40,009,807   82.57%

Other plan                               8,444,341   17.43
                                       -----------  ------

Net assets of the Timber Stock Fund
   Master Trust                        $48,454,148  100.00%
                                       ===========  ======

NOTE 7. CONTRIBUTIONS

Contributions to the Plan include the Corporation's required capital growth contributions, voluntary employee savings contributions and rollovers, and matching contributions by the Corporation with respect to certain of the employee contributions (see Note 1).

Contributions are transferred to the Trustee twice a month and invested in Vanguard Money Market Reserves U.S. Treasury Portfolio until they can be credited to participants' accounts and invested in accordance with participants' investment elections. Earnings on the short-term investments are allocated to participants' accounts twice each year.

NOTE 8.  WITHDRAWALS AND TERMINATION

Under the Plan, a participant may withdraw all or a portion of his account balance related to his after-tax contributions at any time but is limited to one withdrawal per year. For withdrawals of after-tax contributions made in 1987 or later, a portion of such withdrawals will be treated as investment income, subject to income taxes in the year received. Contributions excluded from gross income for federal income tax purposes can be withdrawn only in the case of a financial hardship and are subject to taxes in the year received. The withdrawals (either full or partial) are paid in cash. Withdrawals of before-tax contributions result in a suspension of the right to make employee contributions to the Plan for a period of at least twelve months.

In the event of a Participant's death, retirement, or disability, the Participant or his beneficiary receives in cash and/or Georgia-Pacific Corporation common stock (through December 17, 1997), Georgia-Pacific Group common stock, or Georgia-Pacific Timber Group common stock of his entire account balance. Alternatively, Participants may elect an annuity option. If termination occurs for other reasons, only vested amounts are distributed to the Participant, and nonvested amounts are forfeited. Such forfeitures are used to reduce the Corporation's future contributions. If a former Participant returns to the employment of the Corporation within five years of the termination date, previously forfeited amounts are reinstated to the Participant's account.

NOTE 9.  PLAN TERMINATION

The Corporation has reserved the right to amend, modify, suspend, or terminate the Plan at any time. In the event the Corporation terminates the Plan, each participant's account balance would be fully vested.

NOTE 10.  FORM 5500

Net assets available for benefits as presented on Form 5500 agree to the net assets available for benefits presented in the accompanying financial statements for the years ended December 31, 1997 and 1996.

NOTE 11.  ACQUISITION

On April 15, 1996, Georgia-Pacific Corporation acquired the assets of Domtar Gypsum, Inc. During 1997, a portion of the assets of the Domtar Industries, Inc. Employee 401(k) Retirement Savings Plan were transferred to the Plan. The balances transferred related to the participants who became employees of Georgia-Pacific Corporation as a result of the acquisition.

NOTE 12.  SUBSEQUENT EVENTS

Effective July 1, 1998, the Plan will be amended to allow participants to change their investment elections for existing and future contributions on a daily basis. In addition the Georgia-Pacific Balanced Fund will no longer be an investment option. The Plans have been amended to provide eleven additional funds. These funds are summarized below.

   Loomis Sayles Bond Fund - Institutional Class - This fund will invest in bonds, including corporate and convertible bonds. This fund seeks to provide high total investment return through a combination of current income and capital appreciation.

   Vanguard LifeStrategy Portfolios - Income Portfolio - This fund will invest in four Vanguard funds; a stock fund, two bond funds, and an asset allocation fund. This fund's objective is to provide a high level of income.

   Vanguard LifeStrategy Portfolios - Moderate Growth Portfolio - This fund will invest in four Vanguard funds; an international stock fund, a stock fund, a bond fund, and an asset allocation fund. This fund seeks to provide a reasonable level of income and long-term growth of capital.

   Vanguard LifeStrategy Portfolios - Conservative Growth Portfolio - This fund will invest in five Vanguard funds; a stock fund, an international stock fund, two bond funds, and an asset allocation fund. This fund seeks to provide a high level of income and a moderate long-term growth of capital.

   Vanguard LifeStrategy Portfolios - Growth Portfolio - This fund will invest in four Vanguard funds; a stock fund, an international stock fund, a bond fund, and an asset allocation fund. The investment objective is to provide long-term growth of capital and income.

   Vanguard Balanced Index Fund - This fund will invest in two Vanguard funds; 60% in a stock fund, and 40% in a bond fund. This investment seeks to provide income and long-term growth of capital.

   Vanguard Index Trust - Total Stock Market Portfolio - This fund will invest in a large sample of stocks that matches certain characteristics of the Wilshire 5000 Equity Index. The investment objective of this fund is to provide long-term growth of capital and income.

   Vanguard Index Trust - Extended Market Portfolio - This fund seeks to match the performance of the Wilshire 4500 Equity Index. This fund seeks to provide long-term growth of capital.

   Vanguard Index Trust - Small Capitalization Stock Portfolio - This fund will invest in a large sample of stocks that matches certain characteristics of the Russell 2000 Index Stocks. This fund seeks to provide long-term growth of capital.

   Vanguard PRIMECAP Fund - This fund will invest in stocks of companies with above-average prospects for continued earnings growth, strong industry positions and skilled management teams. The objective of this fund is to provide long-term growth of capital.

   Vanguard Windsor II - This fund will invest in a diversified group of out-of-favor stocks of large capitalization companies. This fund's objective is to provide long-term growth of capital and income from dividends.

                                                                      SCHEDULE I
                                                                          Page 1
          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
          ITEM 27(A)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1997

                                                       Shares
                                                      or Face                     Current
                                                       Amount        Cost          Value
                                                     ----------  ------------  --------------

GEORGIA-PACIFIC TIMBER STOCK FUND
 Georgia-Pacific Timber Stock Fund Master Trust *    11,788,741  $ 37,285,134  $   40,009,807
                                                                 ------------  --------------

GEORGIA-PACIFIC GROUP STOCK FUND
 Georgia-Pacific Group Stock Fund Master Trust *     11,580,215    90,286,119     105,120,556
                                                                 ------------  --------------

SHORT-TERM TREASURY FUND
 Vanguard Short-Term U.S. Treasury Portfolio *       29,420,244   298,645,706     300,380,688
                                                                 ------------  --------------

COMMON STOCK FUND
 Vanguard Index Trust 500 Portfolio *                 4,108,158   252,055,586     370,021,766
                                                                 ------------  --------------

BALANCED FUND
 Vanguard Index Trust 500 Portfolio *                   348,304    23,526,307      31,371,780

 Vanguard Bond Index Fund *                           3,053,822    30,091,365      30,813,069
                                                                 ------------  --------------

TOTAL BALANCED FUND                                                53,617,672      62,184,849
                                                                 ------------  --------------

BOND FUND
 Vanguard Bond Index Fund *                           1,530,339    15,098,215      15,441,123
                                                                 ------------  --------------

MONEY MARKET FUND
 Vanguard Money Market Reserves
     U.S. Treasury Portfolio *                       41,532,816    41,532,816      41,532,816
                                                                 ------------  --------------

INTERNATIONAL FUND
 Vanguard International Growth Portfolio *            2,616,126    44,319,983      42,878,302
                                                                 ------------  --------------

UNALLOCATED CONTRIBUTIONS
 Vanguard Money Market Reserves
     U.S. Treasury Portfolio *                        3,039,324     3,039,324       3,039,324
                                                                 ------------  --------------

PARTICIPANTS' LOANS RECEIVABLE *
 (Interest rates range from 7% to 12.5%)                           23,283,930      23,283,930
                                                                 ------------  --------------

TOTAL INVESTMENTS                                                $859,164,485  $1,003,893,161
                                                                 ============  ==============

                  * Represents a party-in-interest to the Plan.

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
                    ITEM 27(B)-SCHEDULE OF LOANS IN DEFAULT
                               DECEMBER 31,  1997

                       Original      Amount
                        Amount      Received                                                         Amount
Identity of Obligor    of loans  During Year(a)            Detailed Description of Loan            Overdue(a)
---------------------  --------  --------------  ------------------------------------------------  -----------
Various Plan           $461,148       $3,270     Issued January 31, 1992 through August 11, 1997;  $107,113
Participants                                     interest rates 7.00% to 12.5%





                  (a)  Amount includes principal and interest


         The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE III

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
               ITEM 27(D)-SCHEDULE OF REPORTABLE TRANSACTIONS(A)
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                Purchases                             Sales
                           --------------------   ---------------------------------------------------
                                                                                             Gain
                           Number      Amount     Number      Cost          Proceeds        (Loss)
Vanguard Short-Term U.S.
 Treasury Portfolio *       254    $ 92,286,905    253    $121,913,506    $120,653,036    $(1,260,470)

Vanguard Index Trust 500
 Portfolio *                381     172,113,471    376      73,972,204      96,608,689     22,636,485

Vanguard Money Market
 Reserves U.S. Treasury
 Portfolio *                254      81,693,077    240      61,880,439      61,880,439              0

Vanguard International
 Growth Portfolio *         247      35,041,117    229      19,335,419      20,300,331        964,912

Vanguard Bond
 Index Fund *               376      33,123,026    296      17,045,917      17,147,561        101,644

(a) The above represents a series of transactions in securities of the same issue in excess of 5% of the Plan assets at the beginning of the year.

                 *Represents a party-in-interest to the plan*

         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

  THE PLAN. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                                       GEORGIA-PACIFIC CORPORATION SAVINGS AND
                                       CAPITAL GROWTH PLAN


                                       BY:  GEORGIA-PACIFIC CORPORATION,
                                            AS PLAN ADMINISTRATOR



DATE:  JUNE 25, 1998               BY: /S/ JOHN F. MCGOVERN
                                       JOHN F. MCGOVERN
                                       EXECUTIVE VICE PRESIDENT - FINANCE AND
                                       CHIEF FINANCIAL OFFICER

                               INDEX TO EXHIBITS

          Exhibit
          Number     Description
          -------    -------------------------------
            23       Consent of Arthur Andersen LLP*


__________________
* - Filed by EDGAR